Exhibit 99.2

PUYI INC. ANNOUNCES UNAUDITED FINANCIAL RESULTS

FOR THE FIRST HALF OF THE FISCAL YEAR 2023

GUANGZHOU, China, March 20, 2023 (GLOBE NEWSWIRE) -- Puyi Inc. (“Puyi,” “we” or the “Company”) (NASDAQ: PUYI), a leading third-party wealth management service provider in China focusing on the affluent and emerging middle class population, today announced its unaudited financial results for the first half of its fiscal year 2023 from July 1, 2022 to December 31, 2022 (the “reporting period”).

FINANCIAL HIGHLIGHTS FOR THE FIRST HALF OF THE FISCAL YEAR 2023

●	Net revenues decreased by 32.6% to RMB68.4 million (US$9.9 million) from RMB101.5 million for the same period of the fiscal year 2022; and

●	Net loss decreased by 19.9% to RMB31.5 million (US$4.6 million) from RMB39.2 million for the same period of the fiscal year 2022. The decrease of net loss was mainly due to a series of cost control measures adopted by us in a timely manner, which has achieved preliminary success.

Mr. Yong Ren, Chief Executive Officer of Puyi, commented,

“In the first half of the fiscal year 2023, due to the impact of COVID-19 pandemic, China’s economy has not recovered prominently and the capital markets have been volatile, which led to weak investment sentiments and poor investor experiences. Despite dismal conditions, our management team strategically maintained our focus to reduce costs and increase efficiency, while strengthened the internal training to enhance professional skills. The Company was able to reduce its selling expenses and general and administrative expenses by 28% period-on-period. Furthermore, the Company continued to strategically reinforce its focus on wealth management and inheritance services for wealthy and high-net-worth clients. In particular, the Company’s trust consulting services achieved great progress, with the number of completed trust consulting service projects increased by more than five times period-on-period.

In light of the relaxation of the pandemic prevention and control policy at the end of 2022, we believe that China’s economy will experience an upward growth in 2023. The introduction of registration-based IPO system will also reform China’s capital market ecosystem. As investor confidence recovers and thrives, we believe that the murky wealth management industry is expected to improve continuously in 2023.

Our Company plans to focus on the following strategies: (i) enhance our investment, research and service capabilities for fund products; increase our marketing and promotion efforts of fund products at an appropriate time; and seize new growth opportunities while maintaining the existing businesses; (ii) continue to improve the quality of our family trust services for wealthy and high-net-worth clients by increasing operational efficiency through our self-developed family office system; introduce and optimize our products and services according to client needs; scale our client base through expanding corporate channels; and strengthen our Company’s B2B service capabilities through optimization of IT system; and (iii) observe the upstream and downstream wealth management industry chain, and seek opportunities for business collaborations and mergers and acquisitions.

‘Past a fallen ship, one thousand sail onward; for a sick tree, ten thousand thrive by spring.’ Post-COVID era, the wealth management industry is expected to embrace a long-term sustaining growth cycle. The Company’s management will pursue a business strategy of stable growth, while calmly responding to risks and challenges and seizing market opportunities. We are very confident in the future development of our Company.”

FINANCIAL RESULTS FOR THE FIRST HALF OF THE FISCAL YEAR 2023

Net revenues

Net revenues for the first half of the fiscal year 2023 were RMB68.4 million (US$9.9 million), representing a 32.6% decrease from RMB101.5 million for the same period of the fiscal year 2022.

●	Net revenues generated from our wealth management services for the first half of the fiscal year 2023 were RMB53.5 million (US$7.8 million), representing a 43.2% decrease from RMB94.2 million for the same period of the fiscal year 2022. In particular,

o

Net revenues generated from the distribution of privately raised fund products for the first half of the fiscal year 2023 were RMB17.8 million (US$2.6 million), representing a 54.1% decrease from RMB38.8 million for the same period of the fiscal year 2022. The decrease was primarily due to (i) the fact that investors were affected by the volatile market with increased uncertainty of the future, leading to negative sentiments for privately raised fund products and other high-risk products and their willingness to redeem funds has increased. Therefore, during the reporting period, the transaction value and outstanding daily balance of our privately raised fund products decreased, resulting in a decrease in commission income (including management fees); and (ii) performance-based fees of RMB1.8 million recognized in the first half of the fiscal year 2023, as compared to RMB3.0 million in the first half of the fiscal year 2022, representing a 41.7% decrease; and

o	Net revenues generated from the distribution of publicly raised fund products for the first half of the fiscal year 2023 were RMB35.8 million (US$5.2 million), representing a 35.5% decrease from RMB55.5 million for the same period of the fiscal year 2022. The decrease was primarily due to the influence of global geopolitics and COVID-19-related restrictive measures, which led to the long-term depression of the A-share market and the low investment confidence of the investors, resulting in the decrease in transaction value of publicly raised fund products and the reduction in commission income. Now the COVID-19 control measures have been relaxed and the domestic economy and financial markets have entered a recovery period, we are confident that with the recovery of China’s economy, the transaction value of publicly raised fund products will be restored soon.

●	Net revenues generated from our asset management services for the first half of the fiscal year 2023 were RMB1.2 million (US$0.2 million), representing a 68.7% decrease from RMB3.7 million for the same period of the fiscal year 2022. The decrease was primarily due to a 95.7% decrease in performance-based fees generated by our actively managed fund of funds to RMB76,000 (US$11,000) for the first half of the fiscal year 2023, from RMB1.8 million for the same period of the fiscal year 2022.

●	Net revenues generated from our insurance consulting services for the first half of the fiscal year 2023 were RMB7.0 million (US$1.0 million), representing a 112.7% increase from RMB3.3 million for the same period of the fiscal year 2022. The increase was primarily due to the fact that we provided consulting services to more clients, and the insurance premium had increased accordingly.

●	Net revenues generated from our other services for the first half of the fiscal year 2023 were RMB6.7 million (US$1.0 million), representing a 2,485.8% increase from RMB0.3 million for the same period of the fiscal year 2022. Revenues from other services for the first half of the fiscal year 2023 mainly came from consulting services related to trust and family wealth inheritance provided to clients.

Operating costs and expenses

Operating costs and expenses for the first half of the fiscal year 2023 were RMB106.7 million (US$15.5 million), representing a 28.8% decrease from RMB149.9 million for the same period of the fiscal year 2022. In particular,

●	Cost of sales for the first half of the fiscal year 2023 were RMB14.6 million (US$2.1 million), representing a 33.8% decrease from RMB22.1 million for the same period of the fiscal year 2022. The decrease was primarily due to (i) a decrease in transaction fees as a result of the decrease in the technical support service expense paid to a third-party service provider related to publicly raised fund products since we switched to use our own technology; and (ii) a decrease in commission expenses as a result of the decrease in the distribution of privately raised fund products, partially offset by an increase in cost as a result of the increase in insurance consulting services and other services;

●	Selling expenses for the first half of the fiscal year 2023 were RMB42.1 million (US$6.1 million), representing a 45.3% decrease from RMB77.1 million for the same period of the fiscal year 2022. This decrease was due to (i) a reduction of labor costs caused by staff optimization; (ii) a change in our marketing focus to cultivate relationships with existing clients from our previous marketing focus on increasing our new client base, resulting in the reduction of marketing expenses; and (iii) a decrease in rental expenses as a result of the fact that we further focused on our advantageous areas and cutting unnecessary branch offices; partially offset by the increase in lease termination loss including disposal of leasehold improvements and one-off penalty for early termination of branch offices; and

●	General and administrative expenses for the first half of the fiscal year 2023 were RMB50.0 million (US$7.2 million) and remained stable compared to RMB50.8 million for the same period of the fiscal year 2022.

Investment Loss

Investment loss for the first half of the fiscal year 2023 was RMB0.2 million (US$26,000), compared to nil for the same period of the fiscal year 2022. Investment loss for the reporting period mainly arose from a short-term investment, which we redeemed in time according to the market to avoid the expansion of loss.

Interest Income

Interest income for the first half of the fiscal year 2023 was RMB4.6 million (US$0.7 million), representing a 12.0% increase from RMB4.1 million for the same period of the fiscal year 2022. We used idle cash effectively and increased the principal amount of loans from RMB30.0 million in the first half of the fiscal year 2022 to RMB100.0 million in the first half of the fiscal year 2023 to an unrelated third party with good cooperation history to generate more interest income to make up for our investment loss. The short-term loan receivables as of December 31, 2022 is expected to be fully repaid by the third party before June 30, 2023.

Sundry Income

Sundry income for the first half of the fiscal year 2023 was RMB0.7 million (US$0.1 million), compared to sundry income of RMB1.7 million for the same period of the fiscal year 2022. The decrease of sundry income was primarily due to a decrease in government grants.

Income Tax Benefit

We recognized income tax benefit of RMB1.7 million (US$0.2 million) for the first half of the fiscal year 2023 due to deferred tax assets mainly generated from net loss, while we recognized income tax benefit of RMB3.4 million for the same period of the fiscal year 2022.

Net Loss

We recognized a net loss of RMB31.5 million (US$4.6 million) for first half of the fiscal year 2023, representing a 19.9% decrease from RMB39.2 million for the same period of the fiscal year 2022. The decrease of net loss was mainly because we took a series of cost control measures in a timely manner, which has achieved preliminary success.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS for the first half of the fiscal year 2023 was RMB0.522 (US$0.076) and RMB0.522 (US$0.076), respectively. We recognized basic and diluted loss per ADS of RMB0.651 and RMB0.651, respectively, for the same period of the fiscal year 2022.

Cash, Cash Equivalents and Restricted Cash

As of December 31, 2022, we had cash, cash equivalents and restricted cash of RMB91.7 million (US$13.3 million), and we had cash, cash equivalents and restricted cash of RMB313.1 million as of June 30, 2022. The decrease in cash, cash equivalents and restricted was mainly due to the decrease in restricted cash and the increase in short-term loans receivables.

CONFERENCE CALL

Senior management will host a bilingual conference call in English and Chinese to discuss the Company’s unaudited financial results and business development for the first half of the fiscal year 2023 ended December 31, 2022.

Details for the conference call are as follows:

Date/Time:	Monday, March 20, 2023 at 9:00 PM U.S. Eastern Daylight Time
(Tuesday, March 21, 2023 at 9:00 AM Beijing/Hong Kong Time)

Conference Title: Puyi Inc. Six Months Ended December 31, 2022 Earnings Call

Please pre-register online in advance to join the conference call by navigating to the link provided below and dial in 15 minutes before the call is scheduled to begin. Conference call details will be provided upon registration. Conference call pre-registration link: https://register.vevent.com/register/BI42a996d0a98e4646ae78f03eb127cceb.

Additionally, a live and archived webcast of the conference call will be available at Puyi’s investor relations website https://ir.puyiwm.com/news-events/events.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the first half of the fiscal year 2023 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise indicated, all translations from RMB to US$ are made at a rate of RMB6.8972 to US$1.00, the effective central parity rate for December 31, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contacts:

Puyi Inc.

Jing He, GM of Financial Reporting Department

Email: ir@puyiwm.com

Tel: +86 20-28866499

Puyi Inc.

Unaudited Condensed Consolidated Statements of Financial Position

(in thousands)

	June 30, 2022	December 31, 2022
	Audited	Unaudited
	RMB’000	RMB’000	USD’000
ASSETS:
Current assets:
Cash and cash equivalents	194,259	75,233	10,908
Restricted cash	118,796	16,434	2,383
Accounts receivable, net	59,507	53,845	7,807
Short-term investments	5,000	-	-
Other receivables and current assets	14,298	8,926	1,294
Short-term loans receivable	-	103,557	15,014
Amount due from related parties	2,895	7,761	1,125
Total current assets	394,755	265,756	38,531

Property and equipment, net	9,156	5,931	860
Intangible assets, net	1,114	1,036	150
Long-term prepayments	551	620	90
Deferred tax assets, net	23,978	26,403	3,828
Right-of-use assets	34,382	24,556	3,560
Total assets	463,936	324,302	47,019

LIABILITIES AND EQUITY:
LIABILITIES:
Current liabilities:
Accounts payable	11,668	14,597	2,116
Investors’ deposit	118,796	16,434	2,383
Other payables and accrued expenses	19,445	22,529	3,266
Lease liabilities, current	11,889	8,857	1,284
Income taxes payable	3,536	1,614	235
Advance receipts from related parties	1,500	-	-
Amount due to related parties	292	236	34
Total current liabilities	167,126	64,267	9,318
Other tax liabilities, non-current	13,500	13,500	1,957
Lease liabilities, non-current	23,259	17,587	2,550
Total liabilities	203,885	95,354	13,825

Commitments and contingencies
EQUITY:
Ordinary shares	600	600	87
Additional paid-in capital	224,694	224,694	32,578
Statutory reserves	23,314	23,314	3,380
Retained earnings	11,836	(19,618)	(2,845)
Accumulated other comprehensive income	(393)	(42)	(6)
Total equity	260,051	228,948	33,194
Total liabilities and equity	463,936	324,302	47,019

Puyi Inc.

Unaudited Condensed Consolidated Statements of

Operations and Comprehensive Loss

(In thousands, except for percentages)

	Six months ended December 31,
	2021	2022
	RMB’000	RMB’000	USD’000	Change (%)
Net Revenues:
Wealth management	94,232	53,546	7,763	(43.2)%
Asset management	3,704	1,161	168	(68.7)%
Insurance consulting	3,290	6,999	1,015	112.7%
Other services	260	6,723	975	2,485.8%
Total net revenues	101,486	68,429	9,921	(32.6)%
Operating costs and expenses:
Cost of sales	(22,064)	(14,601)	(2,117)	(33.8)%
Selling expenses	(77,085)	(42,135)	(6,109)	(45.3)%
General and administrative expenses	(50,764)	(49,952)	(7,242)	(1.6)%
Total operating costs and expenses	(149,913)	(106,688)	(15,468)	(28.8)%
Loss from operations	(48,427)	(38,259)	(5,547)	(21.0)%
Other income:
Interest income	4,088	4,579	664	12.0%
Investment loss	-	(176)	(26)	N/A
Sundry income	1,674	723	105	(56.8)%
Loss before income taxes	(42,665)	(33,133)	(4,804)	(22.3)%
Income tax benefit	3,421	1,679	243	(50.9)%
Net loss	(39,244)	(31,454)	(4,561)	(19.9)%

Puyi Inc.

Unaudited Condensed Consolidated Statements of

Operations and Comprehensive Loss (Continued)

(In thousands, except for shares, income per share, income per ADS)

	Six months ended December 31,
	2021	2022
	RMB’000	RMB’000	USD’000
Net loss per share:
Basic and diluted	(0.434)	(0.348)	(0.050)

Net loss per ADS:
Basic and diluted	(0.651)	(0.522)	(0.076)

Weighted average number of shares used in computation:
Basic and diluted	90,472,014	90,472,014	90,472,014

Net loss	(39,244)	(31,454)	(4,561)
Other comprehensive income (loss)	(160)	351	51
Total Comprehensive loss	(39,404)	(31,103)	(4,510)

Puyi Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands)

	Six months ended December 31,
	2021	2022
	RMB’000	RMB’000	USD’000
Net cash used in operating activities	(9,301)	(125,484)	(18,193)
Net cash used in investing activities	(8,359)	(96,255)	(13,956)
Net cash provided by financing activities	-	-	-
Net decrease in cash and cash equivalents, and restricted cash	(17,660)	(221,739)	(32,149)
Cash, cash equivalents and restricted cash at beginning of period	332,782	313,055	45,389
Effect of exchange rate changes on cash and cash equivalents	(160)	351	51
Cash, cash equivalents and restricted cash at end of period	314,962	91,667	13,291